                                                                    EXHIBIT 5.26

                              EMPLOYMENT CONTRACT

                                    BETWEEN

                     PCSUPPORT.COM, INC. ("PCsupport.com")
                                      AND
                            DAVID W. ROWAT ("DWR")


1.   Position:   Vice President Finance and Business Development.

2.   Reporting:  to the President and CEO of PCsupport.com.

3.   Start Date: January 1, 2000.

4.   Salary:     $8300 per month.

5. Compensation Committee Review. The Board of Directors of PCsupport.com will establish a Compensation Committee. Such Committee will review the compensation packages for all employees and contractors filling senior executive positions and will cause such packages, including salary, cash incentives and performance options, and severance obligations, to be adjusted to industry standards for the technology industry in the Vancouver area.

6. Cash Incentives. Subject to the Compensation Committee Review, PCsupport.com will provide to DWR an annual Base Cash Incentive equal to 40% of annual salary, which will vary between 0 and 1.5 times the Base Cash Incentive, subject to DWR's performance against mutually agreed objectives.

7. Annual Review. PCsupport.com will review DWR's performance and compensation package no less than annually.

8.   Accelerated Vesting.    If PCsupport.com accepts an offer which would
     effect a change of control as defined by the Income Tax Act, then all shares and all options of PCsupport.com of any kind owned or reserved for DWR which have not vested shall then immediately vest.

9.   Benefits:

     9.1  Vacation.   Four weeks paid vacation in each calendar year, to be
     increased from time to time in accordance with PCsupport.com's standard policy. Unused vacation period can accumulate only until August 31 of the following year.

     9.2 Health and other Benefits. According to such plans in place for all PCsupport.com employees.

10. Severance. If PCsupport.com terminates DWR's contract other than for cause, ("Termination"), the following provisions will apply:

     10.1 Termination during the period from Jan 1, 2000 to December 31, 2000: three months severance including salary and performance compensation, and the continuation of all benefits then in effect, other than long-term disability, for three months.

     10.2 Termination after January 1, 2001: Similarly, three months severance plus one month for each additional year or partial year of employment.

     10.3 All termination payments will be made in a manner most tax-efficient for DWR.

     10.4 Pursuant to clause 5, the Compensation Committee will recommend compensation packages for the senior executives. Notwithstanding the provisions in clauses 10.1 - 10.2, if the Compensation Committee recommends severance provisions that are more beneficial to DWR in DWR's sole opinion, then such provisions will apply and clauses
           10.1 -10.2 will be deleted and the provisions recommended by the Compensation Committee will take precedence.

11. Non-compete and non-disclosure. DWR agrees to be bound by non-compete and non-disclosure agreements standard in the industry.

12. Non-assignment. This Contract may not be assigned without the prior written consent of DWR.


AGREED:


For PCsupport.com:      /s/ Mike McLean
                    -------------------------
                        Mike McLean



                        /s/ David W. Rowat
                    -------------------------
                        David W. Rowat


Date:                   January 1, 2000
             --------------------------------